Exhibit 99
	For Release:	February 17, 2015
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE earnings rise in 2014
Minnesota Power and ALLETE Clean Energy propel year-over-year earnings growth

Duluth, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2014 earnings of $2.90 per share on net income of $124.8 million versus $2.63 per share on net income of $104.7 million in 2013, an increase of ten percent. Included in 2014 results were $1.4 million, or three cents per share of costs related to an ALLETE Clean Energy acquisition, and a non-recurring $2.5 million, or six cents per share charge associated with an EPA settlement.
Operating revenue for the year grew by 12 percent to $1.14 billion, compared to $1.02 billion in 2013. Earnings for 2014 were diluted by 23 cents per share due to an increase in outstanding common stock.
“We’re happy to report another strong year of financial results,” said ALLETE Chairman, President and CEO Al Hodnik. “ALLETE’s net income grew by over 19 percent year-over-year and coincided with record capital expenditures for our company. With this positive earnings momentum and the growth initiatives we have in place, we begin 2015 very confident in ALLETE’s future.” Hodnik noted the company’s Board of Directors recently increased the dividend on its common stock.
Net income for the Regulated Operations segment, consisting of Minnesota Power, Superior Water, Light & Power and the company’s investment in the American Transmission Co., was $124.4 million during 2014 compared with $104.9 million a year ago. This year’s results were impacted by increased cost recovery revenue and production tax credits, as well as higher power marketing sales related to the commencement of the Square Butte resale agreement with Minnkota Power. Those increases were partially offset by higher operating and maintenance, depreciation, and interest expenses. Total regulated utility electricity sales rose by five percent in 2014 from 2013.
ALLETE’s Investments and Other segment recorded net income of $0.4 million in 2014 versus a $0.2 million net loss in 2013. Earnings from ALLETE Clean Energy were the primary contributor to the year-over-year increase. BNI Coal posted slightly higher earnings in 2014 and ALLETE Properties recorded a slightly smaller loss than in 2013. These increases were partially offset by increased corporate expenses. Last year’s results for this segment included gains on sales of investments.
ALLETE expects to earn between $3.00 and $3.20 per share in 2015 on net income of between $140 and $150 million, excluding costs associated with the recently announced acquisition of U.S. Water Services.
ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its quarterly financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through February 19, 2015 by calling (855) 859-2056, pass code 65605949.
ALLETE is predominantly a regulated utility through Minnesota Power, Superior Water, Light & Power and an investment in the American Transmission Company (ATC). Minnesota Power is well positioned for the future as it executes on its EnergyForward initiative and serves a potentially growing industrial customer base. ATC is poised for future growth both organically and through its partnership with Duke Energy. ALLETE's infrastructure and related services businesses include ALLETE Clean Energy, BNI Coal, and U.S. Water Services. ALLETE Clean Energy has a growing portfolio of wind generating facilities, and U.S. Water Services provides integrated water management to a growing base of industrial and commercial customers. More information about ALLETE is available at www.allete.com.
The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2014 and 2013
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2014	2013	2014	2013

Operating Revenue	$290.7	$268.0	$1,136.8	$1,018.4
Operating Expenses
Fuel and Purchased Power	87.4	89.1	356.1	334.8
Operating and Maintenance	115.6	101.7	456.2	412.9
Depreciation	36.2	30.3	135.7	116.6
Total Operating Expenses	239.2	221.1	948.0	864.3
Operating Income	51.5	46.9	188.8	154.1
Other Income (Expense)
Interest Expense	(15.3)	(12.5)	(54.8)	(50.3)
Equity Earnings in ATC	4.0	5.2	19.6	20.3
Other	2.6	1.8	8.6	9.3
Total Other Expense	(8.7)	(5.5)	(26.6)	(20.7)
Income Before Income Taxes	42.8	41.4	162.2	133.4
Income Tax Expense	9.6	8.4	36.7	28.7
Net Income	33.2	33.0	125.5	104.7
Less: Non-Controlling Interest in Subsidiaries	0.3	—	0.7	—
Net Income Attributable to ALLETE	$32.9	$33.0	$124.8	$104.7
Average Shares of Common Stock
Basic	45.2	40.6	42.9	39.7
Diluted	45.4	40.7	43.1	39.8
Basic Earnings Per Share of Common Stock	$0.73	$0.82	$2.91	$2.64
Diluted Earnings Per Share of Common Stock	$0.73	$0.82	$2.90	$2.63
Dividends Per Share of Common Stock	$0.49	$0.475	$1.96	$1.90

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2014	2013		2014	2013
Assets			Liabilities and Shareholders' Equity
Cash and Cash Equivalents	$145.8	$97.3	Current Liabilities	$416.0	$230.2
Other Current Assets	273.0	209.7	Long-Term Debt	1,272.8	1,083.0
Property, Plant and Equipment - Net	3,286.4	2,576.5	Deferred Income Taxes	510.7	479.1
Regulatory Assets	357.3	263.8	Regulatory Liabilities	94.2	81.0
Investment in ATC	121.1	114.6	Defined Benefit Pension & Other Postretirement Benefit Plans	190.9	133.4
Other Investments	114.4	146.3	Other Non-Current Liabilities	265.0	127.2
Other Non-Current Assets	62.8	68.6	Shareholders' Equity	1,611.2	1,342.9
Total Assets	$4,360.8	$3,476.8	Total Liabilities and Shareholders' Equity	$4,360.8	$3,476.8

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2014	2013	2014	2013
Millions
Regulated Operations	$31.8	$31.9	$124.4	$104.9
Investments and Other	1.1	1.1	0.4	(0.2)
Net Income Attributable to ALLETE	$32.9	$33.0	$124.8	$104.7
Diluted Earnings Per Share	$0.73	$0.82	$2.90	$2.63

Statistical Data
Corporate
Common Stock
High	$57.97	$51.72	$57.97	$54.14
Low	$44.19	$47.48	$44.19	$41.39
Close	$55.14	$49.88	$55.14	$49.88
Book Value	$35.04	$32.43	$35.04	$32.43

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	313	313	1,204	1,177
Commercial	371	364	1,468	1,455
Municipals	221	258	864	999
Industrial	1,972	1,830	7,487	7,338
Total Retail and Municipal	2,877	2,765	11,023	10,969
Other Power Suppliers	822	530	2,904	2,278
Total Regulated Utility	3,699	3,295	13,927	13,247
Non-regulated Energy Operations	31	23	123	113
Total Kilowatt-hours Sold	3,730	3,318	14,050	13,360

Regulated Utility Revenue
Millions
Regulated Operations
Retail and Municipals
Residential	$32.2	$31.1	$124.6	$117.1
Commercial	33.9	32.2	134.8	128.1
Municipals	14.8	16.4	60.4	66.4
Industrial	118.1	108.0	455.7	425.9
Total Retail and Municipals	199.0	187.7	775.5	737.5
Other Power Suppliers	30.6	23.7	115.5	89.5
Other	24.3	30.5	112.5	98.5
Total Regulated Utility Revenue	$253.9	$241.9	$1,003.5	$925.5

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.